Exhibit 99.3

SERVICE AGREEMENT

This Service Agreement is made as of the 1st day of March 2003, by and between Innovative Personnel Solutions, Inc., an Indiana corporation qualified and licensed to do business in Indiana (hereinafter referred to as “IPS”) and Gasel Transportation, Inc. hereinafter referred to as “Customer”) and whose Federal Tax Identification No. is:

WITNESSETH:

A. IPS is in the business of leasing its employees to various businesses.

B. Customer desires to lease employees of IPS to assist Customer in the operation of its business on the terms and conditions herein contained

C. IPS desires to lease its employees to Customer on the terms and conditions herein contained

NOW, THEREFORE, IPS and Customer agree as follows:

1. Lease of Employees

1.1 Term of Lease Period

Commencing on 1st day of March 2003, Customer shall lease from IPS, IPS’ employees in accordance with the terms and conditions set forth herein. This Agreement shall continue in force and effect for successive one-year terms until terminated by either party, subject to the provisions of Section 6.8 herein.

2. Obligations of IPS

2.1 Supplying and Supervising of Personnel

IPS shall lease personnel to Customer in accordance with Customer’s expressed needs. IPS reserves the right to hire or refuse to hire any person making application to IPS for employment, whether or not referred by Customer, provided such refusal does not violate Sections 4.1 and 4.4 of this Agreement and Customer acknowledges IPS’ status as co employer of the employees leased by Customer.

2.2 Payroll

IPS shall be responsible for the payment, processing and issuance of the employee’ pay checks.

2.3 Payroll Taxes

IPS shall be responsible for withholding and payment of all payroll taxes including income tax, social security tax, unemployment contribution and other payroll taxes as may be required under State and Federal laws with respect to employees leased to Customer. As to such payroll taxes, IPS shall prepare and timely file with the proper governmental agencies or authorities all required returns and reports. IPS hereby agrees to comply with its obligations stated herein, provided reasonable prior written notice of such failure and request for payment its (sic) given to IPS by Customer.

2.4 Worker’s Compensation Insurance

If customer chooses, IPS shall obtain and pay the costs of providing all necessary and legally required Worker’s Compensation insurance and shall manage worker’s compensation claims. IPS shall furnish to Customer a Certificate of Insurance evidencing the issuance to IPS and maintenance of IPS policies providing such coverage. IPS hereby agrees to indemnify and save Customer harmless from and against all workers’ compensation claims brought against Customer by any employee(s) leased by Customer from IPS.

Customer shall notify IPS immediately upon becoming aware of any injury that may result in a worker’s compensation claim, and shall be prohibited from administering or otherwise managing such claim. Claim management and administrations shall be the sole responsibility of IPS with Customer providing assistance as requested by IPS.

If customer so chooses, it can continue working with it’s own worker’s compensation carrier. IPS will agree to collect and submit worker’s compensation payments to customer’s insurance carrier as often as required. IPS will assist customer and insurance carrier with payroll audits to ensure accuracy of’ premium payments. Any additional premiums or refunds would be determined by the method chosen by the customer. Customer may also choose to pay the premium direct to it’s (sic) insurance carrier. Customer would be required to provide IPS with a certificate of coverage. Customer would be responsible for reporting all injuries to its insurance carrier.

2.5 Medical Insurance

All IPS employees leased to Customer shall be eligible to procure medical insurance through a group plan provided by IPS unless disqualified by the insurer or unless insurance is otherwise made available. The allocation of the cost of said plan shall be in accordance with Schedule B attached hereto. The provisions of this schedule will be reviewed and may be changed following the changes in insurance requirements or cost.  The Customer will determine the eligibility date of coverage for its leased employees and Customer must submit a census of all employees to IPS for submission to IPS’ insurance provider.

3. Obligations of Customer

3.1 Employee Information

For all former employees of Customer that Customer refers to IPS for possible employment Customer shall allow IPS to obtain information and documentation regarding such former employees, including, but not limited to, applications, W-4 forms, I-9 Forms, cafeteria plan election forms, and information regarding each employee’s job class, rate of pay, legally required withholdings and deductions.

At the end of each work week, but in no event less than seventy-two (72) hours prior to the date upon which IPS is obligated to issue payroll to the employees covered hereby, Customer shall fax to IPS data which IPS intends to use as a base for each employee’s compensation. IPS shall than send to Customer an invoice for payment of an amount calculated by multiplying the total gross wages each classification of employees has earned by the applicable factor set forth in Schedule A attached hereto. Within twenty-four (24) hours of the telefax transmission of such invoice to

Customer, but in no event later than the time required for IPS to receive funds by 4:00 P.M Eastern time of the day the payroll is to be sent to Customer, Customer shall by wire transfer, or check, pay the amount billed to IPS or its designated bank. If customers payment is deemed insufficient by IPS’ designated bank Customer will be required to provide certified funds immediately upon request and pay a $25.00 fee plus any charges IPS is required to pay to its designated bank.

The factors set forth in Schedule A are subject to adjustment by IPS, following notice thereof to Customer, based upon changes in Local, State and/or Federall employment laws or changes in insurance requirements or costs.

3.3 Liability Insurance

Customer shall obtain and maintain in full force and effect during the term of the Agreement in limits not less than $1,000,000 per occurrence, comprehensive general liability and property damage insurance with respect to the use or operation of equipment or property owned, possessed, transported or leased by Customer, and Customer shall assume full liability to the public for the use or operation thereof. If operating motor vehicles, Customer shall maintain all insurance, as well as property damage/auto liability coverage, at limits as required by the Interstate Commerce Commission. Customer shall have IPS named as an additional insured on all general liability and auto liability policies.

3.4 Costs of Regulatory Compliance

Except as otherwise specified herein, as between IPS and Customer, Customer shall bear the costs and expenses relating to keeping the work environment and equipment in compliance with any and all federal, state, and local laws and regulations.

3.5 Employee Wages

Customer warrants that it will gather and accurately report to IPS data, including wage rates, hours worked or miles driven, bonuses, vacation entitlement, etc., which forms the basis of each employee’s compensation. Customer further agrees to maintain such records for the periods of time required by law.

3.6 Collective Bargaining

Customer and IPS shall agree as to each other’s responsibility for negotiating the terms of any necessary collective bargaining agreement with bargaining representatives of employees and will handle any and all administration or labor-related matters pursuant to such agreements including, but not limited to grievances, wages, benefits, hours, working conditions and other related items. Customer shall immediately (within one day whenever possible) notify IPS of all organizing and collective bargaining matters.

4. Obligations of Both Parties

4.1 Regulatory Compliance

IPS and Customer shall comply with all federal, state and local employment laws and regulations.

4.2 Unlawful Acts

Neither party hereto shall require any employee leased hereunder to do any lawful act.

4.3 Withholding Not Permitted

Neither party shall make or effect any deduction or withholding from the pay of any employee leased hereunder except for deduction or withholdings required or permitted by law and except for any deduction or withholding to which the employee consents by a signed writing which specifies the reason for, date of, and amount of such deduction or withholding. This provision shall not apply to any applicable per diem related adjustments.

4.4 Discrimination

The parties agree that as to employment covered by this Agreement, there will be no unlawful discrimination against any employee or applicant on the basis of age, race, creed, religion, sex, color, national origin, handicap, veteran status, union affiliation, actual or perceived disability of employee or applicant or family member thereof or any other similar legally protected status.

4.5 Cooperation in Defense

To the extent that their interests do not conflict, the parties agree to cooperate in the defense of any claim brought against either or both of the parties on the basis of the relationship created by the parties hereunder. However, this provision shall in no way alter the responsibilities of each party as otherwise set forth herein.

4.6 Employee Notification

Upon inception or termination of this Agreement, IPS and Customer shall immediately inform the employees leased hereunder of the status of the relationship of the parties hereto.

4.7 Termination of a Specific Employee Lease

IPS shall have the exclusive right to terminate employees covered by this Agreement. Immediately upon notice from Customer of its decision to no longer lease any specific IPS employee, Customer shall provide fax notice to IPS operations department, listing by name, social security number and reason for its decision. Immediately upon termination of any employee by IPS for any reason, IPS shall provide fax notice to Customer’s operation department listing the name, social security number and reason for termination of such employee.

5. Indemnification’s

5.1 Indemnification for matters relating to Persons who are not Employees of Customer.

IPS shall assume complete and exclusive responsibility for all matters pertaining to all persons hired by IPS including, but not limited to, those leased to Customer. IPS shall indemnify Customer from and against damages directly resulting from claims or demands of such persons.

5.2 Indemnification for matters relating to Persons who are not Employees of IPS

Customer shall assume complete and exclusive responsibility for all matters pertaining to the following categories of persons: all persons (a) hired by Customer and (b) on Customer’s payroll. Customer shall unconditionally indemnify IPS, its agents, shareholders, officers, directors, assigns, and representatives, for and hold them harmless from and against any costs, expenses, fees, settlements, judgments, losses or damages of whatsoever nature incurred as a result of or arising from claims or demands relating to such persons.

5.3 Indemnification for Employee Benefit Matter

Each party shall assume complete and exclusive responsibility for all matters including, but not limited to, ERISA, tax and COBRA matters, pertaining to employee welfare or benefit plans sponsored, offered, or administered by such party. Each party shall unconditionally indemnify the other party, its agents, shareholders, officers, directors, assigns and representatives for and hold them harmless from and against any and all costs, expenses, fees, settlements, judgments, losses or damages of whatsoever nature, incurred as a result of or arising from claims or demands relating to such plans.

5.4 Indemnification of Certain Payroll Deductions

Customer acknowledges and agrees that certain non-tax related deductions recorded on employee check stubs, including deductions for Customer sponsored benefit plans, or certain advances, are for monies due from the employee to Customer. Such deductions will be noted on the invoice submitted by IPS to Customer and will be reimbursed to Customer by deducting them from the gross amount due IPS by Customer. Customer is solely and exclusively responsible for such monies. Customer further agrees to provide certified proof to IPS upon request by IPS that such monies are properly maintained and remitted to the appropriate persons or entities at the appropriate times or otherwise demonstrated, to the satisfaction of IPS that Customer has maintained, deposited or remitted said monies to the appropriate persons or entities at the appropriate times. Customer shall unconditionally indemnify IPS, its agents, shareholders, non-leased employees, officers, directors, assigns, insurers and representatives for and hold them harmless from and against any costs, expenses, fees, settlements, judgments, losses or damages or whatever nature incurred as a result of or arising from claims or demands relating to such monies.

5.5 Indemnification for Acts or Omissions of Customer

Customer agrees that it shall indemnify IPS for any of Customer’s, or it agent’s, acts or omissions that result in damages, cost or expenses for which IPS is or may be held liable. Such indemnification shall include reimbursement to IPS of all IPS’ expenditures and prepayment of all expenditures reasonably expected to be incurred by IPS.

6. General Provisions

6.1 1ndependent Contractor Relationship

IPS shall be an independent contractor of Customer and shall not be its principal, director, agent, master, servant, employer or employee.

6.2 Third Party Beneficiaries

The parties acknowledge and agree that no parties other than the parties hereto are intended to benefit hereunder.

6.3 Direction and Control of Employees

IPS shall have the right to direct, control, discipline, terminate, promote, set wages for, reassign and reward each of the employees it leases to Customer. Such actions will be governed by IPS’ employee handbook. IPS shall have at least one supervisor at the Customer’s principal place of business that shall be responsible for the day to day direction, control and supervision of all leased employees.

6.4 Condition for Become Employee of IPS

No person shall become an employee of IPS until IPS corporate headquarters has received such person’s signed and completed application, I-9 and W-4 forms, payroll data and payment according to the rate assigned to such person as provided on Schedule A.

6.5 Benefit or Welfare Plan

Customer acknowledges that IPS has an employee welfare plan available for its employees. If Customer does not desire the employees leased hereunder to enroll in such plan, it acknowledges that IPS will not offer enrollment to any of the employees leased hereunder.

6.6 Limitation of Services

IPS will only provide those services specified herein and no other services shall be provided or implied, including without limitation, any strategic, operational or other business-related decisions with regard to Customer business. IPS will provide no equipment to the employees.

6.7 Right to Inspect Premises

IPS or agents of IPS shall have the right but not the obligation to inspect the premises of Customer at mutually agreeable times (but in any event within three business days of such request) to make recommendations pertaining to job safety. It is agreed and understood that IPS, in either inspecting or not inspecting the Customer premises for safety purposes, assumes neither liability nor responsibility for any unsafe working condition, which may exist. Should Customer fail to comply with any recommendations pertaining to job safety made by IPS, such failure shall constitute grounds for immediate termination of this Agreement.

6.8 Termination

Either IPS or Customer may immediately terminate this Agreement in the event of breach by the other of any of the terms of this Agreement.   In addition, IPS may

immediately terminate this Agreement if, in its sole discretion, determines that a material adverse change has occurred in the financial condition of Customer, or that Customer is unable to pay its debts as they become due in the ordinary course of business. Customer agrees to notify IPS of its insolvency or its intention to file bankruptcy or close its business.

Either party may terminate this Agreement without cause upon thirty (30) days written notice.

If Customer terminates this Agreement without cause but fails to give IPS thirty (30) days written notice, Customer will remit to IPS the equivalent of thirty (30) days of administrative fees. These administrative fees will be calculated based on the average monthly administrative fees charged over the past twelve (12) months or if less than twelve (12) months, then the average monthly administrative fee charged to date. These administrative fees will be due to IPS no later than fourteen (14) days after termination.

If IPS terminates this Agreement without cause but fails to give Customer thirty (30) days written notice, IPS will remit to Customer the equivalent of thirty (30) days of administrative fees. These administrative fees will be calculated based on the average monthly administrative fees charged over the past twelve (12) months or if less than twelve (12) months, then the average monthly administrative fee charged to date. These administrative fees will be due to Customer no later than fourteen (l4) days alter termination.

The obligation of either party to notify, defend and save harmless the other under the terms of this Agreement shall continue after the termination hereof with respect to events occurring prior to such termination.

Upon the voiding of this Agreement or the termination hereof by either party, both parties agree to promptly surrender and return to the other party any and all certificates or binders of insurance previously received from the other party.

6.9 Notices

All notices which are required or may be given with respect to this Agreement shall be properly made if delivered in writing personally or sent by US Mail address to the party at its address shown below:

IPS	Customer

Innovative Personnel Solutions Inc	Gasel Transportation Inc.

1615 Spring Street, Suite C	Rt 4 Box 181A

Jeffersonville IN 47130	Marietta OH 45750

6.10 Assignability

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto, but may not be assigned by either party until such assignment shall have been consented to in writing signed by the parties.

6.11 No Waiver of Rights

The failure of either party strictly to enforce any provision hereof shall not be construed as a waiver thereof or as excusing either party from future performances in strict accordance with the provisions of this Agreement

6.12  Applicable Law

This agreement shall be determined to be a contract made within the State of Indiana and for all purposes shall be governed and construed under and in accordance with the laws of the State of Indiana.

6.13 Business Interruption

Neither party shall be liable to the other for any loss of business or any other damage, including but not limited to, profits, good will, special, incidental or consequential damage, which results from performance of each party’s obligations hereunder.

6.14 Time of’ Performance

Time is of the essence with respect to performance of all obligations set forth herein.

6.15 Integration

This document, together with the schedule(s) attached hereto, constitutes the full, complete, absolute and entire agreement between the parties. There are no oral representations, agreements or understandings affecting the same and any further such representations, agreements, understandings or waivers, in order to be binding upon the parties thereto, must be reduced to writing and signed by the parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year set forth above.

Innovative Personnel Solutions, Inc.

Attest:

/s/ Douglas L. Briscoe

DOUGLAS L. BRISCOE

President

“Customer”

/s/ M J Post Pres	Michael J Post

President/Officer/Owner Signature	Printed Name President/Officer/Owner

Gasel Transportation Inc.

SCHEDULE “A”

VARIABLE COST

The following formula shall be used in calculating the Variable Cost of employment services on a weekly basis:

Total employees’ gross payroll multiplied by a factor of:

FACTOR	DESCRIPTION
7.65%	FICATaxes
0.80%	FUTA Taxes
2.7%	SUTA Taxes
4.41%	Drivers & Mechanics W/C Rate
0.19%	Clerical W/C Rate
1.85%	Administrative Fees

$15.50 per Airborne Express Pak	Payroll Shipping Charges (subject to change)

Innovative Personnel Solutions, Inc.

/s/ Douglas L. Briscoe	Attest:

DOUGLAS L. BRISCOE

President

“Customer”

Attest:

/s/ M J Post Pres

President Officer/Owner Signature	[ Name Presidcnt/Officer/Qwner]

Gasel Transportation